Exhibit 99.1

SCAILEX CORPORATION LTD.

FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006

SCAILEX CORPORATION LTD.

FINANCIAL REPORT
AS OF DECEMBER 31, 2006

March 20, 2007

AUDITORS’ REPORT

To the shareholders of
SCAILEX CORPORATION LTD.

We have audited the consolidated balance sheets of Scailex Corporation Ltd. (hereinafter - the Company) and its subsidiaries as of December 31, 2006 and 2005 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for the two years in the period ended on these dates. These financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Israel, including those prescribed by the Israeli Auditors (Mode of Performance) Regulations, 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company’s Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As explained in note 2a, the Company has chosen to adopt the International Financial Reporting Standards (IFRS) in advance of the stipulated date for the adoption of those standards, as permitted by Accounting Standard No. 29 of the Israel Accounting Standards Board, “Adoption of International Financial Reporting Standards (IFRS)". Accordingly, these Financial Statements have been prepared in Accorance with IFRS.

The comparative data included in these financial statements, as of December 31, 2005 and for the year ended on that date, that were originally prepared on the basis of US generally accepted accounting principles (US GAAP), reflect a retrospective application of the International Financial Reporting Standards as of January 1, 2005, which date is the transition date according to the provisions of International Financial Reporting Standard 1 “First-time Adoption of International Financial Reporting Standards” – see note 5.

In our opinion, based on our audits, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2006 and 2005 and the consolidated results of operations and cash flows for each of the two years in the period ended on these dates, in conformity with international Financial Reporting Standards and with Israeli Securities (Preparation of Annual Financial Statements) Regulations, 1993.

Sincerely yours,

Kesselman & Kesselman
Certified Public Accountants (Isr.)	March 20, 2007

SCAILEX CORPORATION LTD.
CONDENSED CONSOLIDATED BALANCE SHEET

		December 31
	Notes	2006	2005
		NIS in thousands

A s s e t s
CURRENT ASSETS:
Available-for-sale financial assets	13a	979,316	922,216
Short-term investments	13b	61,765	89,551
Securities held-to-maturity	13c	93,343	50,403
Restricted deposit	1b		23,774
Other receivables	13d	3,013	2,685
Current assets of discontinued operations	1b	115,909	371,710

T o t a l current assets		1,253,346	1,460,339

INVESTMENTS AND OTHER NON-CURRENT ASSETS:
Available-for-sale financial assets	13b	1,707	15,305
Securities held-to-maturity	13c	97,103	136,741
Prepaid expenses			69
Deferred income taxes	11d		5,800
Funds in respect of employee rights upon retirement	8	376	2,992
Property and equipment, net of accumulated depreciation and
amortization	6	51	377
Intangible Assets, net of accumulated amortization	7		2,573

		99,237	163,857

TOTAL ASSETS		1,352,583	1,624,196

Shachar Rachim	Yahel Shachar	Eran Schwartz
CFO	CEO	Chairman of the board of directors

Date of approval for the financial statements by the board of the directors: March 20, 2007

The accompanying notes are an integral part of the financial statements

SCAILEX CORPORATION LTD.
CONDENSED CONSOLIDATED BALANCE SHEET

		December 31
	Notes	2006	2005
		NIS in thousands

Liabilities and shareholders' equity
CURRENT LIABILITIES:
Trade payables		325	1,514
Accrued and other liabilities	13e	4,175	6,937
Income taxes payable	11	4,457	184
Current liabilities related to discontinued operation	1b	86,114	221,340

T o t a l current Liabilities		95,071	229,975

LONG-TERM LIABILITIES
Liability for employee rights upon retirement	8	435	2,987
Long-term liabilities related to discontinued operations	1b		5,487

T o t a l long-term Liabilities		435	8,474

Commitments and contingent liabilities	9

T o t a l Liabilities		95,506	238,449

SHAREHOLDERS' EQUITY:	10
Share capital		26,731	26,731
Capital surplus		1,210,918	1,209,613
Treasury shares		(139,148)	(139,148)
Currency translation		(62,086)	50,518
Accumulated other comprehensive income ( loss)		(2,882)	2,154
Retained earnings		193,749	91,574

		1,227,282	1,241,442
MINORITY INTEREST OF DISCONTINUED OPERATION		29,795	144,305

T o t a l shareholders' equity		1,257,077	1,385,747

T o t a l liabilities and shareholders' equity		1,352,583	1,624,196

The accompanying notes are an integral part of the financial statements

SCAILEX CORPORATION LTD.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS)

		Year ended December 31
	Notes	2006	2005
		NIS in Thousands (except for earnings per share data)

FINANCIAL INCOME - net	13f	61,798	19,913
OTHER INCOME - net	13h	17,243	4,504
GENERAL AND ADMINISTRATIVE EXPENSES	13i	(12,652)	(13,489)
FINANCIAL EXPENSES	13g	(1,105)	(1,355)
OTHER EXPENSES		(2,793)	(431)
GAIN FROM SALE / SHARE IN RESULTS OF ASSOCIATED COMPANY	13j		13,731

INCOME BEFORE TAXES ON INCOME		62,491	22,873
TAXES ON INCOME / (TAX BENEFIT)	11f	6,694	(1,247)

NET INCOME FROM CONTINUING OPERATIONS		55,797	24,120

NET INCOME FROM DISCONTINUED OPERATION	1b	58,954	497,889

NET INCOME FOR THE PERIOD		114,751	522,009

Related net income for the period:
Company shareholders		102,175	423,116
Minority shareholders		12,576	98,893

T o t a l		114,751	522,009

EARNINGS PER SHARE ("EPS")	14

FOR THE COMPANY SHAREHOLDERS

BASIC:
Continuing operations		1.4	0.6
Discontinued operation		1.3	10.5

		2.7	11.1

DILUTED:		1.4	0.6
Continuing operations		1.3	9.9

Discontinued operation		2.7	10.5

The accompanying notes are an integral part of these condensed financial statements

SCAILEX CORPORATION LTD.
CONDENSED CONDOLIDATED STEATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Share capital
	Shares	Sum	Capital surplus	Treasury shares	Currency translation	Accumulated other comprehensive income (loss)	Retained earning (Accumulate deficit)	Total	Minority interest of discontinued operation	Total share Holders Equity
	T h o u s a n d s N I S

BALANCE AT JANUARY 1, 2005	38,066,363	26,731	1,200,265	(139,148)	-,-	(3,063)	(331,542)	753,243	42,413	795,656
Changes during 2005:
Income for the period							423,116	423,116	98,893	522,009
Other comprehensive income net:
Available-for-sale securities						5,217		5,217		5,217
Currency translation					50,518			50,518	2,558	53,076

Total comprehensive Income								55,735	2,558	58,293
Deferred stock compensation related
to options granted to employees			9,348					9,348	3,167	12,515
Purchase of minority shares in a subsidiary									(2,726)	(2,726)

BALANCE AT DECEMBER 31 2005	38,066,363	26,731	1,209,613	(139,148)	50,518	2,154	91,574	1,241,442	144,305	1,385,747

Changes during 2006:
Income for the period							102,175	102,175	12,576	114,751
Other comprehensive income (loss), net
Available-for-sale securities						6,863		6,863		6,863
Realized gains from available-for-sale securities						(11,899)		(11,899)		(11,899)
Currency translation					(112,604)			(112,604)	5,906	(106,698)

Total comprehensive Income)loss)								(117,640)	5,906	(111,734)
Payment made by shareholders to senior employees			1,158					1,158		1,158
Deferred stock compensation related to options granted to employees			147					147		147
Conversion of loans and option to shares
by the minority in a subsidiary									27,995	27,995
Dividend distributed to the minority									(160,987)	(160,987)

BALANCE AT DECEMBER 31, 2006	38,066,363	26,731	1,210,918	(139,148)	(62,086)	(2,882)	193,749	1,227,282	29,795	1,257,077

The accompanying notes are an integral part of the financial statements

SCAILEX CORPORATION LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year Ended December 31
	Notes	2006	2005
		N I S i n t h o u s a n d s

CASH FLOWS FROM OPERATING ACTIVITIES:
Cash flows from continued operations	15a	45,663	496,898
Received interest		11,070	9,363
Net cash provided by (used in) discontinued operation		195,609	(585,944)

Net cash provided by (used in) operating activities		252,343	(79,683)

CASH FLOWS FROM INVESTING ACTIVITIES:
Disposal of investment in subsidiaries
consolidated in previous years (b)	15b	(1,405)
Acquisition of available-for-sale securities		(2,785)	(52,227)
Acquisition of held-to-maturity securities		(84,665)	(8,958)
Proceeds from sale of available-for-sale securities		27,888	8,972
Proceeds from sale of held-to-maturity securities		66,845	31,271
Purchase of fixed assets		(31)	(49)
Investment in funds in respect of employee rights upon retirement		(129)	(76)
Proceeds from sale of operations in a subsidiary			924,121
Proceeds from disposal of associated company			13,722
Dividend received from sale of available-for-sale securities		12,878	4,631
Restricted deposit		22,612	21,274
Net cash used in investing activities from
discontinued operations		(36)	(132,087)

Net cash provided by investing activities		41,172	810,594

CASH FLOWS FROM FINANCING ACTIVITIES:
Net cash used in discontinued operation		(159,838)	(200,235)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		133,677	530,676
Currency translation in respect of cash and cash equivalents		(76,577)	21,517
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		922,216	370,023

CASH AND CASH EQUIVALENTS AT END OF YEAR		979,316	922,216

SCAILEX CORPORATION LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1	–	General:

A	Continuing activities

Scailex Corporation Ltd. (hereinafter – The Company) is a public company that is incorporated in Israel and whose shares are registered for trade in Tel Aviv Stock exchange and quoted in OTC Bulletin Board, see also Note 2A. The Company’s offices are located in the Azrieli Center in Tel-Aviv.

The Company is controlled by “Israel Petrochemicals enterprise Ltd.

As from August 2006, the Company operates in one business sector – the management of the Company’s assets and the identification of investments.

B	Discontinued activities

In the past the Company operates, on its own and through its subsidiaries (hereinafter –“The group”), in three business segments, which have been sold over the course of the last three years. In accordance with International Accounting Standard number 5 ” Non-current Assets Held for Sale and Discontinued Operations”, the assets and the liabilities of the aforementioned three segments have been classified separately in the consolidated balance sheets, and the results of their operations and their cash flows have also been classified separately within the framework of the statements of operatrions and the statements of cash flows (including the comparative figures), as those deriving from discontinued activities.

The three business segments that have been discontinued are as follows:

1)	The High-Speed Digital Printing segment

On January 1, 2004 the Company completed the transaction for the sale of all of the assets (including the subsidiary companies), the liabilities and the activities of its indirect wholly-owned subsidiary company Scailex Digital Printing Inc. (hereinafter –“SDP”) to Eastman Kodak Company (hereinafter – “Kodak”) for a consideration of 250 million Dollars in cash (in addition an amount of 12 million Dollars were retained at SDP after the transaction was executed).

In accordance with the agreement, 25 million Dollars of the consideration were held in escrow, of which: (1) an amount of 15 million Dollars were transferred in February 2004 to the account of Scailex Development Corporation (“SDC”), which is SDP’s parent company and a wholly owned subsidiary of the Company, (2) an amount of 5 million Dollars was transferred in January 2005 to the account of SDP and (3) an amount of 5 million Dollars was transferred to the account of SDP in January 2006. The last amount of 5 million Dollars and the interest that has accumulated thereon (a total of NIS 23,744 thousand), is presented as a restricted deposit in the consolidated balance sheet as of December 31, 2005.

In December 2004, following the conclusion of tax audit by the Internal Revenue Services (IRS) in the consolidated companies SDP and SDC, for the years 1992 to 1996, the Company filed an application for refunds of federal taxation in respect of amended tax reports for the years 1994, 1995 and 1997.

SCAILEX CORPORATION LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1	–	General (continued):

In the year 2005 the Company recorded tax income in respect of the tax refunds as aforesaid, in the amount of 7.8 million Dollars (NIS 35,903 thousand). In July 2006 the Company received the tax refunds, as aforesaid, in the amount of 12.6 million Dollars and as a result of this, it recorded further tax income in the amount of 4.8 million Dollars (NIS 21,192 thousand). The tax income has been recorded under “income from discontinued operations”,

On July 2006, the companies SDC and SDP (which are registered in the State of Massachusetts in the USA) were liquidated.

The following are details of the activities of the Wide Format Digital Printing segment, which are presented under discontinued operations:

1)	Balance sheet data:

	December 31
	2006	2005
	NIS thousands

Current assets related to discontinued operations:
Cash allocated for Federal income tax payable	40,163	25,087
Federal income tax		35,903

	40,163	60,990

Current liabilities related to discontinued operations:
Other payables (mainly income tax payable)	40,163	60,990

2)	Data on operational results:

	December 31
	2006	2005
	NIS thousands

Other income	420	4,447

Income before taxes on income	420	4,447
Taxes benefit	33,009	35,078

Net income for the year	33,429	39,525

2)	The Wide Format Digital Printing segment

On November 1, 2005, the Company sold all of the assets and the liabilities of the activities of Scailex Vision (Tel-Aviv) Ltd. (formerly Scitex Vision Ltd., (hereinafter –Scailex vision), a consolidated company that was controlled by the Company, to Hewlett-Packard (hereinafter – HP).

SCAILEX CORPORATION LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1	–	General (continued):

In accordance with the terms of the agreement, HP paid an amount of 230 million Dollars in cash to Scailex Vision (subject to certain adjustments under the agreement) in consideration for the sale, of which 23 million Dollars were held in Escrow for a period of 24 months as cover for possible indemnification claims and the amount of 1 million Dollars was held for a period of 12 months for possible tax payments in respect of the year 2005 (this amount of 1 million Dollars with the addition of accumulated interest was transferred to the account of Scailex Vision on November 10, 2006). As the result of the transaction, Scailex Vision recorded a net gain of approximately 92 million Dollars in the year 2005. This gain is net of remained liabilities to third parties, expected payments in respect of taxation, the expenses connected to the transaction and additional expenses and payments.

Within the framework of the sale agreement, the Company agreed to endorse its rights in the commercial name “Scitex” to HP and accordingly, it changed its name to Scailex Corporation Ltd.. Similarly, Scailex Vision undertook, inter alia, not to compete with the business unit that was sold to HP during a period of two years from the day on which the transaction was completed.

In April 2006, HP paid Scailex Vision an additional amount of approximately 6.6 million Dollars in respect of the adjustment of the purchase price, as determined in accordance with the sale agreement. As a result of this additional consideration, the Company recognized an additional profit in the amount of 3.9 million Dollars (net of related tax payments) under “profit from discontinued operations” in the statement of income for the year ended December 31, 2006.

On October 27, 2006, HP presented a claim to the trustee to receive an amount of 5.26 million Dollars out of the 23 million Dollars that were deposited in escrow as cover for possible claims for indemnification within the framework of the agreement.

In the claim, HP claimed that it is entitled to the said indemnity since Scailex Vision was in breach of representations and commitments in the agreement. Scailex Vision has rejected these claims and has filed its objection with the trustee. Nevertheless, there is no certainty that Scailex Vision will indeed succeed in defending its position and in such a case, the trustee will be bound to transfer the said amount to HP. In the Company’s opinion, sufficient provision has been made to cover the expenses in respect of this claim in the event that it will indeed be realized. After balance sheet date, HP notified the Company that there were a number of additional legal claims that it intended to serve on the trusteeship. In the Company’ opinion, there are sufficient provisions to cover these claims, if they will be submitted.

On February 9, 2006 Scailex Vision distributed cash dividend equivalent to the amount available for distribution, following the conclusion of the transaction for the sale of the assets to HP.

SCAILEX CORPORATION LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1	–	General (continued):

The amount of the net accumulated dividend that was distributed amounted to approximately 135 million Dollars (of which 101 million Dollars were received by the Company), by the way of the payment of 0.80 Dollars per share to each of the shareholders and 0.39 Dollars per option warrant to each of the holders of the option warrants (constituting the net amount less the exercise price).

After balance sheet date, and with the Court’s consent, Scailex Vision reduced its share capital, and distributed an additional dividend of $20 million (out of which $14.3 million were received by the company), to its shareholders. See also note 18d.

The balances of cash and the assets that have been attributed to the discontinued operations are expected to serve for the future payments of the liabilities that have been attributed to the discontinued operations, which represent primarily liabilities for payments to third parties in respect of the expenses of the transaction and taxes.

The following are details of the activities of the Wide Format Digital Printing segment, which are presented under discontinued operations:

1)	Balance sheet data:

	December 31
	2006	2005
	NIS thousands

Current assets related to discontinued operations:
Cash and cash equivalents	13,449	223,038
Other receivables	62,297	87,682

	75,746	310,720

Current liabilities related to discontinued operations:
Short-term loans and current maturities of long-term loans	5,112	6,587
Other payables	5,831	8,349
Income taxes payable	35,008	121,013
Loans from minority shareholders, convertible into shares in a subsidiary		24,401

	45,951	160,350

Non-current liabilities related to discontinued operations:
Long-term loans, net of current maturities		5,487

SCAILEX CORPORATION LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1	–	General (continued):

2)	Data on operational results:

	December 31
	2006	2005
	NIS thousands

Revenue		569,543
Cost of revenue		331,569

Gross profit		237,974
Research & Development expenses		1,055
Selling & administrative expenses	218	127,234
Amortization of intangible assets		37,453
Financial income	1,993

Net income from continuing operations	1,775	72,232
Financing expenses	1,483	16,359

Profit before taxes on income	292	55,873
Taxes on income (tax benefits)	(18,566)	4,320

Income (loss) after taxes on income	18,858	51,553
Gain on sale of discontinued operations	17,287	426,787

Net profit for the period	36,145	478,340

3)	The Continuous Ink-jet Digital Printing for Industrial Applications segment

On August 4, 2006 an agreement was signed by the company and the senior management of Jemtex InkJet Printing Ltd. (hereinafter – Jemtex), according to which the Company sold the major part of its holdings in Jemtex to two of Jemtex’s senior manager and as a result thereof the Company’s percentage of holding in Jemtex reduced from approximately 75% to approximately 15%.

Within the framework of the sale agreement the Company converted convertible loans in the amount of approximately 6.7 million Dollars, out of the total amount of the loans that were provided to Jemtex by the Company over the years in the amount of approximately 9.7 million Dollars, into shares in Jemtex. The balance of the loans in an amount of 3 million Dollars is repayable over a period of 5 to 7 years, in accordance with the terms of the sale agreement, unless the company is paid an amount of 1 million Dollars by January 4, 2007. In that case, the said payment will be considered to be a full repayment of all of the loans. In addition, so long as the balance of the loans in the amount of 3 million Dollars remain outstanding, the Company will have an option to purchase additional shares in Jemtex, for an overall consideration of 5 million Dollars, according to a valuation of Jemtex at 20 million Dollars.

The Company does not recognize in any asset in respect of said loans, since Jemtex has no repayment capacity as of December 31, 2006. On January 2007, Jemtex entered into an investment agreement with a third party under which Jemtex repaid the Company 1 million Dollar, and as a result the Company regarded the loan to it as fully repaid. As to the agreement with Jemtex, under which Jemtex paid to the Company 1 million Dollar, signed on January 4, 2007 – see Note 18A.

SCAILEX CORPORATION LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1	–	General (continued):

Subsequent to the aforementioned sale agreement and the decline in the percentage of holding, the Company has discontinued the consolidation of the financial statements of Jemtex within the framework of the consolidated financial statements and Jemtex’s activities have been classified as discontinued operations.

The following are details of the activities of the Continuous Ink-jet Digital Printing for Industrial Applications segment, which are presented under discontinued operations:

	December 31
	2006	2005
	NIS thousands

Research & development expenses	5,581	11,435
Marketing expenses	140	247
Administrative and general expenses	1,559	2,893
Amortization of intangible assets	3,263	5,446
Financing expenses (income)	77	(45)

Loss for the period	10,620	19,976

SCAILEX CORPORATION LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2	–	Summary of significant accounting policies:

Following is a summary of significant accounting policies were applied in the preparation of the financial statements in reference to current and discontinued activity of the Company :

A.	Basis of preparation

1. Through September 18, 2006, the Company’s shares were traded both in the NASDAQ Global Market (hereafter – NASDAQ) and the Tel Aviv Stock Exchange Ltd (hereafter – TASE). Since the Company was dual-listed, it previously reported pursuant to chapter E3 of the Securities Law – 1968 (hereafter – the Securities Law) and the consolidated financial statements of the Company were prepared in accordance with the U.S. general accepted accounting principals (hereafter – US GAAP).

On September 18, 2006, the SEC suspended the trading of Company shares on NASDAQ, and the Company shares were delisted from NASDAQ to the OTC Bulletin Board on October 23, 2006 since the Company was defined by the Nasdaq as a “Public Shell” (a Company with no bussiness activities) after the sale of all the Company’s operations.

As a result, the Company started to report to TASE pursuant to the provisions of chapter F of the Securities Law, and to prepare its financial statements accordingly, and commencing from the interim report of the third quarter of 2006, in accordance with the Securities Regulations (Periodic and Immediate Reports), -1970.

In July 2006, the Israel Accounting Standards Board (hereafter – IASB) issues Accounting Standard 29 – “Adoption of International Financial Reporting Standards (IFRS)". This Standard determines that entities subject to the Securities Law and which are obliged to report according to its provisions will prepare their financial statements in accordance with the international reporting standards for the periods commencing on January 1, 2008. The provisions of this standard permit early adoption of the international financial reporting standards.

The Company chose to implement the international financial reporting standards as from the third quarter of 2006. Accordingly, these financial statements were prepared based on the international financial reporting standards and the clarifications of the International Financial Reporting Interpretations Committee (IFRIC) (hereafter collectively – the IFRS Standards), that were issued and came into effect (including International Financial Reporting Standard no. 8 – “Operating Segments” that was issued and which permits early adoption as of the preparation of the financial statements), and while taking into consideration IFRS 1 – “First-time Adoption” of IFRS and pursuant to the reporting provisions in IFRS 34 – “Interim Financial Reporting”.

2. Adoption of new standards

a.	Standards, amendments and interpretations effective in 2006 but not relevant:

—	IAS 19 (Amendment), Employee Benefits.

—	IAS 39 (Amendment), Cash Flow Hedge Accounting of Forecast Intragroup Transactions;

—	IAS 39 (Amendment), The Fair Value Option;

—	IAS 39 and IFRS 4 (Amendment), Financial Guarantee Contracts;

—	IAS 21 (Amendment), Net Investment in a Foreign Operation.

—	IFRS 6, Exploration for and Evaluation of Mineral Resources;

—	IFRIC 4, Determining whether an Arrangement contains a Lease;

—	IFRIC 5, Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds;

—	IFRIC 6, Liabilities arising from Participating in a Specific Market - Waste Electrical and Electronic Equipment;

SCAILEX CORPORATION LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

b.	Interpretations to existing standards that are not effective and have been early adopted by the Group:

IFRS 8 – Operational segments, valid from January 1, 2009. This rule details the disclosures requirements related to operational segments in the reported company which include the detail on segments per services and products, per geographical area, and per principal customers. According to IFRS 8 the reporting company has to disclose quantitative and qualitative data related to the reported segments. The reported segments are operational segments or combination of segments that can be merged if they meet specific criteria. The operational segments are entities that the financial date are available and analyzed and estimate on a daily basis by the chief decision maker of the company, related to resources allocation and functional evaluation. IFRS8 replaced IAS 14 and apparently adjust the segment reporting to the US GAAP. As permitted by IFRS8 the Company decided to adopt it earlier, since January 1, 2005. Due to the fact that the entire operational segments that the Company had in the past was discontinued in the last three years, see note 1b’, the adoption of the rule hasn’t cause any influence related to the financial reports disclosures.

c.	Standards and interpretations to existing standards that are not yet effective and have not been early adopted by the Group:

—	IFRS 7, Financial Instruments: Disclosures. (Effective for annual periods beginning on or after 1 January 2007).

—	IFRIC 9, Reassessment of embedded derivatives (effective for annual periods beginning on or after 1 September 2006).

d.	Standards and interpretations to existing standards that are not yet effective and are not relevant to the Group:

—	IFRIC 7, applying the Restatement Approach under IAS 29 (effective for annual periods beginning on or after 1 March 2006).

—	IFRIC 8, Scope of IFRS 2 (effective for annual periods beginning on or after 1 May 2006).

—	Amendment to IAS 1, Presentation of Financial Statements – Capital Disclosures (effective for annual periods beginning on or after 1 January 2007).

—	IFRIC 10, Interim Financial Reporting and Impairment.

SCAILEX CORPORATION LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2	–	Summary of significant accounting policies (Continued):

B.	Consolidating Financial Statements:

1)	Subsidiaries

Subsidiaries are entities where the group has control over the financial and operational policy usually while holding more than half of the voting rights.

Potential rights which are realizable immediately are taking into account in evaluating the control over the subsidiary

Subsidiaries are fully consolidated as from the date of assuming control while consolidation is to end on the date such control is terminated.

Intergroup transactions and balances were eliminated. In addition, the income or losses that were not yet realized outside the Group in respect of businesses and sales among the Group companies were eliminated as well; unless circumstances exist that indicate impairment of the asset transferred.

The accounting policy adopted by the Group in the consolidated financial statements is uniform for the entire Company and its subsidiaries. The accounting policy of the subsidiary was changed in order to ensure consistency with policies adopted by the Group.

2)	Associates

Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for by the equity method of accounting.

The investment in associates is initially recorded based on the investment value upon acquisition. The Group’s share in the post-acquisition profits or losses of its associate is recognized in the income statement under “share in the income (loss) in associated companies”. When the share of the Company in the loss of an associated company exceeds it interests in the associate, including all other unsecured receivables, the Group does not recognize any further loss, unless it has incurred obligations or made payments on behalf of the associate.

Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates. Unrealized losses are also eliminated unless the transaction includes evidence of impairment to the transferred asset. The accounting policy of the associates was changed in order to ensure consistency with policies adopted by the Group.

C.	Financial Statements of the Company itself

Invetments in subsidiaries and in associated companies are presented using the cost method – see note 16.

SCAILEX CORPORATION LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2	–	Summary of significant accounting policies (Continued):

D.	Functional and presentation currency:

1)	Functional currency

Items included in the financial statements of each of the Group’s entities are measured according to the currency used in the primary economic environment in which the entity operates and is influenced by (hereafter – the Functional Currency). The functional currency of the Group is the US Dollar (hereafter – Dollar).

2)	The translation of transactions and balances

Transactions in currency other than the functional currency are translated into the functional currency based on the exchange rate in effect on the date of transaction. Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at the year-end exchange rate of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement.

3)	Presentation currency

The Company draws up and presents its financial statements in New Israeli Shekel (hereafter –NIS) (hereafter – the Presentation Currency) which are difference from the Functional Currency, in accordance with the Israeli Securities (Preparation of Annual Financial Statements) Regulations, 1993. The financial statements of the Group are translated into the Presentation Currency as follows:

a)	Assets and liabilities at the balance sheet date are translated based on the exchange rate prevailing at that day.

b)	Income and expenses included in the statements of income (loss) are translated based on an average exchange rate used as an approximation of the actual exchange rate.

c)	The shareholders equity and the capital reserves were translated at the date of transition according to the exchange rate that was in effect at that day, and as from that date forward the changes in shareholders equity and capital reserves has being translated based on an average exchange rate that serves as an approximation to the actual exchange rate.

d)	The translation differences resulting from the said treatment are carried directly to equity under “Currency translation”.

E.	Fixed Assets:

1)	The fixed assets of the Company are mainly consisted of computers and equipment.

The fixed assets are accounted for on historical cost less depreciation. The historical cost of fixed assets includes costs directly attributed to the acquisition of the asset. Other costs associated with the asset, which were generated after its acquisition, are included in the asset’s carrying amount or recognized as a separate asset, only when these can be measured reliably and the asset is expected to provide the company with future economic benefits. The cost of repairs and ongoing maintenance are charged to the income (loss) statement during the financial period in which they are incurred.

SCAILEX CORPORATION LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2	–	Summary of significant accounting policies (Continued):

2)	The asset is depreciated to the residual value using the straight line method over its expected useful life.

The annual depreciation rates are as follows:

%

Equipment	20-7
Computers	33

Leasehold improvements are amortized by the straight-line method over the term of the lease, which is shorter than the estimated useful life of the improvements.

The residual value and the estimate useful life of the fixed assets are reviewed by the Company and adjusted as appropriate.

3)	Gains and losses on disposals of fixed assets are the difference of proceeds with carrying amount. Such gains and losses are carried to the income (loss) statement.

4)	The carrying amount of the fixed assets is immediately depreciated if it exceeds its estimated recoverable value.

F.	Intangible assets:

1)	Goodwill

Goodwill represents the difference between the cost of an investment in an investee company and the Company’s share in the fair value of the net identifiable assets of the investee company at the date of acquisition, and is presented at its cost net of provision of impairment.

Once annually, the Group reviews the need for a provision for impairment, and for that purpose it allocates the goodwill to the cash-generating unit to which it belongs. The gains and losses from the disposal of an investee company also include the goodwill amounts relating to the sold company.

2)	Technology

Technology Intangible assets are stated at cost and are depreciated over their estimated useful life. The technology that was capitalized by the Company was depreciated over a period of 6 years.

SCAILEX CORPORATION LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2	–	Summary of significant accounting policies (Continued):

3)	Research and development expenses

Research expenditure is carried to the income (loss) statements as incurred. Development costs incurred in the design and testing of new or improved products are recognized as intangible assets when there is a proof of technological feasibility and it is expected that the developed technology would yield future economic benefits and only if asset development costs can be measured reliably. Other development expenditures, which do not comply with the said terms, are recognized as an expense in the statement of income (loss) as incurred. Development costs previously recognized as an expense in the statement of income (loss) can not be capitalized as intangible asset in subsequent reporting periods.

Development expenses that were recognized as intangible assets, net of Chief Scientist’s grants, are amortized when the asset is ready to be used on the straight line basis over its expected benefit period. The development expenses capitalized by the Company were amortized over a 6 years period.

Once annually, the Company reviews the need for a provision for impairment in respect of development expenses recognized as intangible assets.

G.	Impairment of Non-Financial Assets

Assets that have an indefinite useful life are not subject to amortization and are tested annually by the Company for impairment. The impairment of assets is tested if events have occurred or changes in circumstance have taken place indicating that the carrying amount may not be recoverable. When the carrying amount exceeds the recoverable amount, determined as the higher of the net sales price of the asset and its value of use, the difference is carried to the statement of income (loss) as an impairment loss.

In respect on non monetary items (except for goodwill) which have been impaired, the company evaluates the need for reversing the impairment in any balance-sheet date.

H.	Financial statements

The Group classifies its investments according to the purpose for which they were acquired and using the following categories:

1)	Held-to-maturity investments

Investments held to maturity are non-derivative financial assets with fixed or determinable payments where the Company’s management has the intention and the ability to hold to maturity. The investments held to maturity are presented as non-current assets, except for investments expected to be mature within 12 months of the balance sheet date and presented as current assets.

2)	Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated to this category or not classified as held-to-maturity investments. These assets are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date that are presented as current assets.

SCAILEX CORPORATION LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2	–	Summary of significant accounting policies (Continued):

The Group’s management had initially classifies its investments at the date of acquisition and it reviews the adequacy of the said classification in each cut-off period.

Purchases or sales of financial assets are recorded in Company accounts at the date of the transaction, which is the date in where the Group committed to purchase or sell the asset. Investments are initially recognized at fair value plus transaction costs. Investments are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred all substantial risks and rewards of ownership.

Available-for-sale financial assets are presented at fair value, and gains and losses that were not yet being exercised and that result from temporary-in-nature changes in the fair value are carried to equity under “Other comprehensive income (loss)". Upon the disposal of these assets, the Company carries all the previously-charged changes stated at fair value to equity in the statements of income (loss).

Held-to-maturity investments are presented at the amortized cost using the effective interest method.

At each balance sheet date, the Company reviews whether any signs exist that indicate significant or continuous impairment of the fair value of the financial assets available for sale to below their original cost. If such evidence of impairment exists, the Group records a provision of impairment in statements of income (loss) measured as the difference between the cost of acquisition and the fair value less any loss incurred by previously recognized impairment.

I.	Cash equivalents

Highly liquid investments, including short-term deposits in banking corporations (up to 3 months from the date of deposit), where the term of deposit does not exceed 3 months, are considered by the Company to be cash equivalent.

J.	Shareholders’equity

The ordinary shares of the Company are classified in the financial statements as shareholders’ equity.

The ordinary shares held by the Company are presented at their cost to the Company as a deduction from equity under the “Treasury Shares” section.

K.	Loans and loans convertible into shares

Loans are initially recognized at fair value less transaction costs. In subsequent periods, loans are presented in accordance with the amortized value method, where the difference between the loan amount recognized at the initial date of recognition and the redemption value is carried to the statements of income (loss) over the period of the loan using the effective interest method.

SCAILEX CORPORATION LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2	–	Summary of significant accounting policies (Continued):

Loans convertible into shares (when the convertible component does not refer to a fixed number of shares) are a hybrid instrument that includes the loan component (hereafter – the Host Contract) and a convertible component. The conversion component is an embedded derivative separated from the host contract where its financial characteristics and risks are not tightly linked to the financial characteristics and risks of the host contract. The host contract is initially carried at fair value that comprises the difference between the fair value of the hybrid instrument in its entirety and the fair value of the separated embedded derivative, and presented in subsequent periods in accordance with the amortized cost method.

The embedded derivative is measured over the cut-off period at fair value, where changes in the fair value are continuously charged to the statement of income (loss) and classified as a financing expense.

Loans are classified as current liabilities unless the Group has non-contingent right and the intention to defer the settlement of the liability for at least 12 months from the balance sheet date.

L.	Deferred income taxes

Deferred income tax is recognized in full, using the liability method, in respect of temporary differences arising between the assets and liabilities in the financial statements and the amounts for tax purposes, except for temporary differences created in the initial recognition of the asset or the an undertaking that they have no effect on neither accounting nor taxable profit or loss (unless the temporary difference arise from the initial recognition of business combination).

The recognition of deferred tax assets is made in respect of all taxable temporary differences within the limits of the sum of differences expected to be usable in the future against taxable income.

Deferred income tax balances are determined using tax rates and laws that have been enacted or substantially enacted on the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred tax assets and liabilities are presented in the net value only if they refer to the same taxable entity and when that entity is legally entitled to set off such assets against liabilities.

M.	Employee benefits:

1)	Pension obligations

In accordance with Israeli labor laws and agreements and in accordance with common practice of the Company, the companies of the Group has the obligation to pay severance payments to terminated employee, and under certain conditions also to pay employees the will resign or retire. The obligations of the Company to pay severance payments are treated as defined benefit plan.

SCAILEX CORPORATION LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2	–	Summary of significant accounting policies (Continued):

Retirement benefits obligations presented in the balance sheet is the current value of benefit obligations at the balance sheet date. The current value of obligation is determined by capitalizing future expected cash flows (after taking into consideration the expected future salary increases) based on interest rates of government bonds denominated in the same currency as the benefits are to be paid and where the period to the next redemption is similar to the obligation period in reference to retirement benefits.

As from January 1, 2005, the Company carries to the statement of income (loss) of the reporting period any actuarial gains or losses created as a result of changes in the actuarial assessments and as a result of the difference between past assumptions and actual results in an amount that exceeds the higher of 10% of the current value of liabilities and 10% of the fair value of program assets. Such gains and losses are carried to statements of income (loss) over the period of average expected employment.

The Company acquires insurance policies and deposits amounts in provident funds for severance pay against its obligation to pay retirement benefits. The right to receive retirement benefits under the insurance policy is classified as a right to recover expenses when it is virtually certain to assume that the insurance company will fully or partially reimburse the expenses necessary to cover the obligations for retirement benefits. The right to recover expenses arising from the provident funds for severance is presented at fair value when the changes are carried to statements of income (loss).

SCAILEX CORPORATION LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2	–	Summary of significant accounting policies (Continued):

2)	Vacation days and convalescence pay

Under the law, each employee is entitled to vacation days and convalescence pay, both calculated on an annual basis. This entitlement is based on the length of employment. The Group carries liabilities and expenses in respect of vacation and convalescence pay based on the benefit accruals for any employee.

3)	Option plan

The Group’s management allots from time to time and at its discretion options to buy shares of the Company and its subsidiaries. Such options are subject to vesting terms based on the years of employment. The Group treats the allotments of options to employees based on the fair value method. The Company reevaluates the fair value of the outstanding options at the date of allotment of each of the options, and carries the calculated benefit to capital reserve in respect of options that were granted to employees over the vesting period of the options in conjunction with recording salary expenses in the statement of income (loss). The realization addition at the date of converting the options by the employees less transaction costs are charged to equity (in respect of their par value) and the premium on shares.

4)	Bonuses

The Group recognizes a provision when a legal or implied obligation exists to pay a bonus.

N.	Provisions for contingent liabilities

Provisions for contingent liabilities in respect of lawsuits are recorded in Company’s books when the Group has legal or implied obligations resulting from past events, and it is more likely than not that such cash flows will be diverted to the settlement of liabilities and that the amount can be estimated reliably.

When the Group has a number of contingent liabilities and it is expected that the cash flows will be diverted to their settlement as a Group, a provision is recorded even if it is expected that the cash flow that will be diverted to the settlement of the obligation in respect of each of the items included in the group are expected to be small.

Provisions are measured based on the current value of the best management estimation of cash flows expected to be required to settle the existing obligation on balance sheet date (see note 4). The rate of capitalization for the purpose of calculating the current value reflects the market estimation of specific time and cost in respect of the obligation.

SCAILEX CORPORATION LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2	–	Summary of significant accounting policies (Continued):

O.	Revenue recognition

The Group’s revenues are measured based on the fair value of proceeds received or proceeds the Company is entitled to receive in respect of sales and services provided in the course of normal business of the Group’s activity. The revenues are presented net of rebates and discounts and after eliminating sales within the Group. Revenue is recognized as follows:

1)	Sales of goods

Revenues from selling products are recognized given an agreement, delivery of goods, transference of ownership to the customer, determined or determinable price, and reasonably assured collection of receivables.

2)	Revenues from providing services

Revenues from services are recognized upon the completion of the service or proportionally over the agreement period in accordance with the stage of completion of the transaction on balance sheet date.

3)	Interest revenues

Interest revenues in respect of financial assets are carried over the period using the effective interest method. In the event of impairment of the financial assets and receivables, the Company reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at original effective interest rate of the instrument.

4)	Dividend revenues

Dividend income is recognized when the right to receive payment is established.

P.	Operating lease

Leases where the lessor retains substantially all the risks and rewards of ownership are classified as operating leases. Payments made under operating leases are charged to the income statement on a straight-line basis over the period of the lease.

SCAILEX CORPORATION LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 3	–	The management of financial risks

A	Risk factors

The company and its consolidated companies are exposed to various market risks, as follows:

(1)	Exchange rate risks

The majority of the Company assets are cash and liquid investments in dollars. In case which the Company will have to invest in NIS, it can be influenced by changes in the exchange rate of dollar/NIS.

(2)	Price risks

The group has an exposure to risk in respect of the prices of marketable securities in connection with the investments that are held by the Group and which are classified in the consolidated balance sheet as financial assets available for sale. The Group is not exposed to risks in respect of the prices of goods.

(3)	US interest rate risks (FED)

The Company invests, inter alia, in daily deposits and in US government bonds, and accordingly, the changes in the monetary interest rates (the FED interest) and/or in the US bonds market will affect the value of the bonds that are held by the Company, which will affect the Company’s business results.

B	The fair value of financial instruments

The fair value of financial instruments, which are traded in active markets (such as securities available for sale) is based upon the quoted market prices as of the balance sheet date. The quoted market price for financial assets that are held by the Group is the closing price.

SCAILEX CORPORATION LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 4	–	Significant accounting estimates and assumptions

Estimates and assumptions are examined on a routine basis and are based upon past experience and other factors, including future events whose occurrence is reasonably expected in the light of the existing circumstances.

The Company makes estimates and assumption in respect of the future, by their very nature, these accounting estimates will only rarely be identical to the actual results. The estimates and the assumptions that contain a higher level of exposure to significant changes in the amounts of the assets and the liabilities in the following financial year, are detailed below:

A	Taxes on income and deferred taxes

The Group is assessed for tax purposes in a large number of judicial authorities, and accordingly the Group’s management is required to exercise a significant level of judgment in order to determine the overall provision in respect of taxes on income. The Group has many transactions in respect of which the determination of the final tax liability is not certain, The Group records a provision in its accounting records based upon its evaluation in respect of the possible reasonability of additional tax payments in respect of these transactions. Where the final tax liability that is determined by the tax authorities is different from the tax liability that was recorded in the accounting records in previous periods, the difference is reflected in the statement of income in the period in which the final assessment is determined by the tax authorities, as aforesaid. Similarly the Group records deferred tax assets and liabilities on the basis of the differences between the amounts of the assets and liabilities in the accounting records and their amounts for tax purposes. The Group examines the recoverable amount of its deferred taxes on a routine basis, on the basis of the historical chargeable income, the forecast chargeable income, the timing of the expected reversal of the timing differences and the implementation of tax planning strategies. If the Company is unable to generate future chargeable income in an amount that is sufficient, or in the event of a significant change in the effective tax rates in the period in which the relevant timing differences become chargeable to taxation, or are available for set-off, the Group is likely to be required to cancel part of the deferred tax asset or to increase the liability in respect of deferred taxes, something that may increase its effective tax rate and adversely affect its operating results.

B	Severance pay

The present value of the liabilities for severance pay is dependent upon a number of factors, which are determined on an actuarial basis in accordance with various assumptions. The assumptions that serve in the calculation of the net cost (income) in respect of severance pay include the long-term yield rate on the relevant severance pay deposits and the discount rate. Changes in these assumptions will affect the book value of the severance pay assets and liabilities.

The assumption of the expected yield on the severance pay deposits is determined unitarily, in accordance with historical long-term yields.

SCAILEX CORPORATION LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 4	–	Significant accounting estimates and assumptions (Continued)

B	Severance pay (continued):

The Company determines the required discount rate at the end of each year. This discount rate serves in the determination of the estimate of the current value of the future cash flows, which will be required in order to cover liabilities for severance pay. The bonds market for entities with a high rating is not sufficiently liquid in order to serve in the determination of the discount rate. Therefore, in the determination of the discount rate that is required, the Group bases itself on the interest rates that apply to government bonds, which are denoted in the currency in which the benefits will be paid, and where their period to redemption is similar to the period in which the relevant liabilities will fall due.

Other key assumptions in respect of the liabilities for pensions, such as future salary rises, are based on the existing rates of salary inflation.

C	Provision for contingent liabilities

Provisions for contingent liabilities in respect of legal claims are recorded in the accounting records in accordance with the judgment of the Group’s management in respect of the reasonability that cash flows will be diverted to clear the liabilities and on the basis of an estimate made by the management in respect of the present value of the cash flows that it is predicted will be required in order to clear the existing commitments.

D	The provision for the impairment in value of goodwill and intangible assets

Once a year the Group examines the need for a provision for impairment of value in respect of goodwill and intangible assets. The need for a provision for impairment in value is examined in relation to the recoverable amount of the Group’s cash generating units. The recoverable amount of the cash generating units is determined in accordance with assumptions and calculations that have been determined by management.

SCAILEX CORPORATION LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 5	–	The transition to International Financial Reporting Standards (IFRS)

A	The basis for the transition to IFRS

The Company had previously prepared its financial statements only in accordance with United States generally accepted accounting principles (US GAAP). See also note 2a. These annual financial statements were first prepared in accordance with International Financial Reporting Standards (IFRS) as detailed in Note 2. Accordingly, the date of adoption of IFRS, on the basis of IFRS 1, is January 1, 2005. During the period ended September 30, 2006, the Company, for the first time, submitted financial statements prepared in accordance with IFR standards.

The Company has implemented the guidelines for the optional exemption afforded in respect of the full implementation “from henceforth” in accordance with IFRS 1, as follows:

1)	Exemption in respect of the business combinations.

The Company has implemented the exemption in respect of IFRS 3 “Business combinations”, according to which the implementation of the standard will apply as from the date of the transition, and accordingly no adjustment has been made in respect of the business combination that were executed prior to the date of the transition.

2)	Exemption in respect of benefits to employees

The accumulated actuarial profits and losses that derived from the adoption of IAS 19 “Employee benefits” have been reflected in full against surpluses as of the date of the transition. The implementation of this exemption is detailed in Note 6.3 –exemption in respect of share based payments.

3)	Exemption in respect of Share-based payment

The company has implemented the exemption in respect of IFRS 2 “Share- based payment” according to which no retroactive treatment will be executed in respect of capital grants made after November 7, 2002, which had vested up to the date of the transition.

SCAILEX CORPORATION LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 5	–	The transition to International Financial Reporting Standards (IFRS) (Continued)

B	The main changes in the Company's accounting policies as the result of the transition from US GAAP to the IFRS standards

The following is a summary of the main changes that have been made in the Group’s accounting policies as the result of the adoption of the IFRS standards:

1)	Development costs

In accordance with the US GAAP principles, research and development expenses are reflected in the statement of income as incurred.

In accordance with the IFRS standards, research expenses are reflected in the statement of income as incurred, and development expenses are capitalized as intangible assets in the event that they meet the conditions that were determined in International Accounting Standard No. 38 “Intangible Assets” (IAS 38) according to which there exists of the technological feasibility, where it is expected that the technology that is being developed will generate future economic benefits and it is possible to measure the costs of developing the asset in a reliable manner. Development costs that have been capitalized into intangible assets are amortized, where the asset is ready for use, on the straight-line method over the period in which benefits are expected to derive from it.

The Company has capitalized the development costs that were reflected in the statement of income in accordance with the US GAAP principles into intangible assets in accordance with the conditions that have been determined in IAS 38.

The assets that have been capitalized are being amortized over a period of 6 years.

2)	Contingent liabilities

Within the context of the agreement for the acquisition of the ink production activities in the year 2001, Scailex Vision undertook to pay additional payments to the vendor up to a maximum of 5.5 million Dollars, in accordance with the achievement of financial targets, which were defined in the agreement, such as the reduction of the production costs during the course of the years 2001-2006 (“Earn-Out”). In accordance with the US GAAP principles, the amounts that were paid in respect of the Earn-Out in the entire period in accordance with the conditions that were determined in the agreement have been reflected as goodwill at the time at which the targets were achieved.

In accordance with the IFRS standards, the Company has recorded a provision in respect of the amount of the overall commitment in respect of the Earn-Out payments, which has been reflected as goodwill at the time of the transition, in accordance with the principles that were determined in International Accounting Standard No. 37 “Provisions, contingent liabilities and contingent assets” (IAS 37) since, at the time of the transition, it was more reasonable than not that the company has a commitment in respect of the Earn-Out payments, and it is expected that use will be made of economic resources in order to clear the commitment.

SCAILEX CORPORATION LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 5	–	The transition to International Financial Reporting Standards (IFRS) (Continued)

3)	Share based payments

In accordance with the US GAAP principles the Group treated the options plans for employees in accordance with the provisions of the American Statement of Opinion APB 25, “Accounting for stock issued to employees”, according to which the benefit in respect of the issuance of options to employees is measured in accordance with the internal value method and it is amortized to the statement of income against a capital reserve over the course of the vesting period of the options, in accordance with the straight-line method, As from January 1, 2006, the Company has adopted American Statement of Opinion FAS 123R “The accounting treatment of options plans for employees”.

In accordance with the IFRS standards, the Group has treated option plans for employees in accordance with International Financial Reporting Standard No. 2 “Share-based payment” (“IFRS 2”), and accordingly the Company measures the benefit in respect of the options that were granted to the Group’s employees and which had not vested as of the time of the transition on the basis of the fair value in accordance with the Black & Scholes formula for the evaluation of options and it has amortized the benefit to the statement of income against a capital reserve over the length of the vesting period of the options, in accordance with the accelerated method.

4)	Severance pay

In accordance with the US GAAP principles, the liability for severance pay to employees is calculated on the basis of the number of years of employment times the last monthly salary (one monthly salary for each year of employment.

In accordance with the IFRS principles, the liability for severance pay to employees is calculated on the basis of the present value of the defined benefit, which is measured on an annual basis by independent actuaries under the projected unit credit method, in accordance with the provisions of International Accounting Standard No. 19 “Employee benefits” (IAS 19). The present value of the liability is determined by means of the discounting of the forecast future cash flows (after the expected rate of salary increases has been taken into account), on the basis of the interest rate on government bonds, which are denoted in the currency in which the benefits will be paid, and whose period to redemption is close to the timing of the relevant liabilities for severance pay.

As from January 1, 2005, the Company reflects the actuarial gains or losses that have been created as the result of the changes in actuarial evaluations and as a result of the differences between the assumptions made in the past and the actual results in the statement of income in the current period. The company recognizes actuarial gains or losses in the current period only in the amount by which they exceed the higher of 10% of the present value of the liability and 10% of the fair value of the plan assets. These gains or losses are reflected in the statement of income over the length of the expected period of employment of the employees.

SCAILEX CORPORATION LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 5	–	The transition to International Financial Reporting Standards (IFRS) (Continued)

5)	Convertible loans

During the course of the years 2003 and 2004, some of the minority shareholders in Scailex Vision extended convertible loans in an overall amount of approximately $1.7, which bear interest at a rate equivalent to the higher of linkage to the index and LIBOR interest + 1%. The loans and the interest are repayable in one payment at the end of five years or are convertible into regular shares in the company Scailex Vision at any time whatsoever, at an exercise price of $ 0.4052 per share, a value which is equivalent to the fair value of the regular shares in Scailex Vision on the day that the loans were extended. In addition, within the framework of the loans the minority shareholders were awarded option warrants at a value of 25% of the amount of the loans that were extended, exercisable into regular shares in Scailex Vision against an additional payment on exercise of $ 0.4052 per share.

In accordance with the US GAAP principles, the fair value to the option warrants in accordance with the Black & Scholes formula and the benefit element related to the conversion possibilty (“Beneficial conversion Feature”), were deducted from the loans and depreciated to the statement of income on the straight-line basis over the period of the loans.

In accordance with the IFRS principles, these loans, which the shares amount that will be issued after their conversions is not fixed is a hybrid instrument, which includes both a loan element (hereinafter “the host contract”) and also a conversion element. The conversion element constitutes an embedded instrument which is separated from the host contract since its economic characteristics and its risks are not closely connected to the economic characteristics and the risks of the host contract. On the day that the loans were extended the Company measured the fair value of the host contract, which constitutes the difference between the fair value of the hybrid instrument in its entirety and the fair value of the separated embedded instrument. The fair value of the embedded instrument is calculated in accordance with the Black & Scholes formula and is measured in each cut-off period where all of the changes are reflected on a current basis in the statement of income and are classified as financing expenses.

SCAILEX CORPORATION LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 5	–	The transition to International Financial Reporting Standards (IFRS) (Continued)

6)	Financial assets

a)	Marketable shares and bonds

In accordance with the US GAAP principles, during the course of the year 2005 the Company classified the marketable shares and bonds that it held as “financial assets available for sale” and accordingly, it presented these assets in accordance with their market value, where unrealized gains and losses as from the day on which they were classified as financial assets available for sale have been reported as a separate item until their realization, under “other comprehensive income (loss)" within the framework of shareholders’ equity. Similarly, during the course of the fourth quarter of the year 2005 the Company’s management decided to hold certain securities, which had been previously classified as available for sale, until their redemption, and subsequent to this, all of the accumulated unrealized losses in respect of securities up to that time were reclassified to a separate item within other comprehensive income (loss). These losses are written off over the remaining period of the securities.

In accordance with the IFRS principles, the Company presented the marketable shares and bonds that were classified as assets available for sale in accordance with their market value, where the unrealized gains and losses as from the day on which they were acquired have been reported as a separate item until their realization, under “other comprehensive income (loss)” within the shareholders’ equity. In accordance with the IFRS principles, in respect of the change that was made in the classification of securities in the year 2005 as mentioned above, the accounting evaluation was the same as in the US GAAP , but the amortized losses over the remained period till maturity were different.

b)	Non-marketable investments

In accordance with the US GAAP principles, the Company presents the non-marketable investments at cost less the provision for impairment of value of a non-temporary nature.

In accordance with the IFRS principles, the Company presents the non-marketable investments as assets available for sale in accordance with their market value, where the unrealized gains and losses as from the time at which they were acquired is reported as a separate item until they are realized under “Other comprehensive income (loss)” within the shareholders’ equity.

SCAILEX CORPORATION LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 5	–	The transition to International Financial Reporting Standards (IFRS) (Continued)

7)	Classification of software costs

In accordance with the US GAAP principles, software costs are presented in the balance sheet under fixed assets.

In accordance with the IFRS standards, the Company has classified software costs in the balance sheet under intangible assets, and this in accordance with International Accounting Standard No. 38 “Intangible assets” (IAS 38)

8)	Categorization of deferred taxes

The deferred tax assets that included in the balance sheet categorized under the US GAAP in the current assets. Under the IFRS rules the Company categorized the deferred tax assets in non current assert according to guidance of IAS 1.

9)	Correction of capital gain on the sale of the activities of the subsidiary company Scailex Vision

Subsequent to the changes that were made in the Group’s accounting policies as the result of the adoption of the IFRS standards, as aforesaid, the capital gain that was recorded as the result of the sale of the activities of Scailex Vision was changed in the amount of approximately 24.1 million Dollars (approximately NIS 112.7million).

10)	Classification of the comparative figures in respect of the assets and liabilities of discontinued activities

In accordance with the US GAAP principles, the Company reclassified the results of its activities, its assets, liabilities and cash flows of discontinued activities, which relate to previous reporting periods into the appropriate headings, under discontinued activities in accordance with American Accounting Standard No. 144 “Accounting for the impairment or disposal of long-lived assets” (FAS 144).

In accordance with the IFRS standards, the Company has reclassified the results of its activities and the cash flows of discontinued activities that relate to previous reporting periods into the appropriate headings under discontinued activities, and this in accordance with International Financing Reporting Standard No. 5 “Non-current assets held for sale and discontinued operations” (IFRS 5). According to the IFRS standards, the assets and liabilities of discontinued activities are not reclassified for previous reporting periods.

11)	Classification of minority rights

In accordance with the US GAAP principles, minority rights are presented in the balance sheet after liabilities and before shareholders’ equity. Similarly, the minority’s share of the profit is included within the framework of net income for the reporting period in the statement of income.

In accordance with the IFRS standards, the Company has presented the minority rights in the balance sheet as pat of the shareholder’s equity. Similarly, the minority’s share of the income is not included in the statement of income within the framework of the net income for the period, but rather, the Company has split the net income for the period between the shareholders of the parent company and the minority shareholders, and this in accordance with International Accounting Standard No. 1 “Presentation of financial statements” (IAS 1).

SCAILEX CORPORATION LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 5	–	The transition to International Financial Reporting Standards (IFRS) (Continued)

12)	Classification of other expenses and income

In accordance with the US GAAP principles, other income and expenses have been presented in the statement of income as a net amount after the item operating income.

In accordance with the IFRS standards, the Company has presented other expenses and income as gross amounts in the statement of income before the item operating income, and this in accordance with International Accounting Standard No. 1 “Presentation of financial statements” (IAS 1).

13)	Classification of financing expenses and income

In accordance with the US GAAP principles, financing income and expenses have been presented as a net item in the statement of income after the item operating income.

In accordance with the IFRS standards, the Company has presented financing expenses and income (mainly income and losses derived from marketable securities and exchange rate differences) in gross amounts in the statement of income before the item operating income. Financing expenses in respect of the loans that were taken to finance the group’s activities were presented after the item operating income

C.	Adjustments between the IFRS standards and US GAAP rules

The following adjustments represent the quantification of the effect of the transition to the IFRS standards. The following adjustments are presented as follows:

1)	The adjustment of the shareholders’ equity as of January 1, 2005, September 30, 2005 and December 31, 2005.

2)	The adjustment of the balance sheets of the consolidated companies as of January 1, 2005, September 30, 2005 and December 31, 2005.

3)	The adjustment of the Company’s consolidated statements of income for the periods of 9 months and of 3 months ended on September 30, 2005 and for the year ended December 31, 2005.

SCAILEX CORPORATION LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 5	–	The transition to International Financial Reporting Standards (IFRS) (Continued)

1)	Reconciliation of equity:

	Share capital	Capital surplus	Treasury Shares	Currency translation	Accumulated other comprehensive loss	Retained earning (Accumulate deficit)	Total	Minority interest of discontinued operation	Total share Holders Equity
	N I S I n t h o u s a n d s

BALANCE AT JANUARY 1, 2005

Total shareholders' equity by the US GAAP	26,731	1,198,895	(139,148)	-,-	(1,409)	(420,456)	664,613	18,206	682,819
Adjustments to reconcile Developments
costs						84,714	84,714	27,490	112,204
Adjustments to reconcile share-based
payments		1,370				(1,370)
Adjustments to reconcile of employee
rights upon retirement						2,158	2,158	633	2,791
Adjustments to reconcile convertible loan
of minority shareholders						1,758	1,758	(3,916)	(2,158)
Adjustments to reconcile financial assets					(1,654)	1,654

Total shareholders' equity by the IFRS	26,731	1,200,265	(139,148)	-,-	(3,063)	(331,542)	753,243	42,413	795,656

SCAILEX CORPORATION LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 5	–	The transition to International Financial Reporting Standards (IFRS) (Continued):

	Share capital	Capital surplus	Treasury shares	Currency translation	Accumulated other comprehensive income (loss)	Retained earning	Total	Minority interest of discontinued operation	Total share holders equity
	N I S I n t h o u s a n d s

BALANCE AT DECEMBER 31, 2005

Total shareholders' equity by the US GAAP	26,731	1,207,755	(139,148)	42,876	(4,921)	76,446	1,209,739	184,022	1,393,761
Adjustments to reconcile Developments costs						102,587	102,587	(1,135)	101,452
Adjustments to reconcile share-based payments		3,326				(3,797)	(471)	471
Adjustments to reconcile of employee rights upon
retirement						2,970	2,970	804	3,774
Adjustments to reconcile convertible loan of
minority shareholders						8,226	8,226	(24,484)	(16,258)
Adjustments to reconcile financial assets					7,075	999	8,074		8,074
Other adjustment reconciliations		(1,468)				(95,857)	(97,325)	(15,373)	(112,698)
Adjustments to reconcile Currency Translation				7,642			7,642		7,642

Total shareholders' equity by the IFRS	26,731	1,209,613	(139,148)	50,518	2,154	91,574	1,241,442	144,305	1,385,747

SCAILEX CORPORATION LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 5	–	The transition to International Financial Reporting Standards (IFRS) (Continued):

2)	Reconciliation of consolidated Balance Sheets:

	By US GAAP	Development Costs	Coverable Loans	Retirement Funds	Conditioned Proceeds	By IFRS
	N I S I n t h o u s a n d s
		Note 5b(1)	Note 5b(5)	Note 5b(4)	Note 5b(2)

BALANCE AT January 1, 2005
Current Assets	1,026,446					1,026,446
Non-Current Assets	154,606	112,204		314	6,178	273,302

Total Assets	1,181,052	112,204	-,-	314	6,178	1,299,748

Current Liabilities	424,691				6,178	430,869
Non-Current Liabilities	73,542		2,158	(2,477)		73,223

Total Liabilities	498,233	-,-	2,158	(2,477)	6,178	504,092

Total shareholders' equity	682,819	112,204	(2,158)	2,791	-,-	795,656

SCAILEX CORPORATION LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 5	–	The transition to International Financial Reporting Standards (IFRS) (Continued):

	By US GAAP	Coverable Loans	Retirement Funds	Financial Assets	By IFRS
	NIS In thousands
		Note 5b(5)	Note 5b(4)	Note 5b(6)

BALANCE AT DECEMBER 31, 2005
Current Assets	1,460,339				1,460,339
Non-Current Assets	155,402		170	8,285	163,857

Total Assets	1,615,741	-,-	170	8,285	1,624,196

Current Liabilities	213,202	16,773			229,975
Non-Current Liabilities	8,778		(304)		8,474

Total Liabilities	221,980	16,773	(304)	-,-	238,449

Total shareholders' equity	1,393,761	(16,773)	474	8,285	1,385,747

SCAILEX CORPORATION LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 5	–	The transition to International Financial Reporting Standards (IFRS) (Continued):

3)	Reconciliation of consolidated statements of income (loss):

	Year Ended December 31, 2005
	By US GAAP	Adjustment to reconcile to IFRS	By IFRS
	N I S I n t h o u s a n d s

Financial income	19,913		19,913
Other income	4,504		4,504
General and administrative expenses	(13,296)	(193)	(13,489)
Financial expenses	(700)	(655)	(1,355)
Other expenses	(431)		(431)
Share in results of associated company (including capital
gain from sale of associated company)	(13,731)		(13,731)

Income before taxes on income	23,721	(848)	22,873
Taxes on income	(422)		(422)

Net income from continuing operations	24,143	(848)	23,295

Net income from discontinued operation	640,236	(141,522)	498,714

Net income for the period	664,379	(142,370)	522,009

Related net income for the period:
Company shareholders	496,902	(73,786)	423,116
Minority Shareholders	167,477	(68,584)	98,893

Total	664,379	(142,370)	522,009

SCAILEX CORPORATION LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 6	–	Property and Equipment

The breakdown of property and equipment, by major classifications, is as follows:

	December 31
	2006	2005
	NIS in thousands

Equipment		612
Leasehold improvements	42	295
Computers	309	1,389

	351	2,296
Less - accumulated depreciation
and amortization	(300)	(1,919)

	51	377

Depreciation of property from
continuing operations	18	166

Note 7	–	Intangible Assets:

Intangible assets are comprised of acquired technology, as follows:

	Consolidated
	December 31
	2006	2005
	NIS in thousands

Cost	-,-	27,949
Less - accumulated amortization and impairment charges	-,-	(25,376)

	-,-	2,573

Amortization expenses totaled NIS 5,446 thousands in 2005.

The remaining amount of technology was fully amortized in 2006 as a result of the discontinuing of the operation of which that technology was related to.

SCAILEX CORPORATION LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 8	–	Liability for Employee Rights upon Retirement

a.	Liability for employee rights upon retirement:

	December 31
	2006	2005
	N I S t h o u s a n d s

Balance, beginning of year	504	3,140
Actuarial loss	(69)	(153)

Liability in the balance-sheet	435	(2,987)

b.	Changes in the liability for employee rights upon retirement

	December 31
	2006	2005
	N I S t h o u s a n d s

Balance, beginning of year	3,140	15,522
Sale of a subsidiary	(2,982)	(13,102)
Expense in the statement of income	469	3,361
Severance pay paid		(3,306)
Actuarial loss	69	488
Currency translation	(192)	177

Balance, end of year	504	3,140

c.	Funds in respect of employee rights upon retirement:

	December 31
	2006	2005
	N I S t h o u s a n d s

Balance, beginning of year	2,992	13,777
Sale of a subsidiary	(2,706)	(10,975)
Expected return	103	600
Deposits in insurance policies	361	3,290
Compensation paid in cash		(3,306)
Actuarial loss	(195)	(566)
Translation currency	(179)	172

Balance, end of year	376	2,992

SCAILEX CORPORATION LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 8	–	Liability for Employee Rights upon Retirement (continued)

d.	Employee rights upon retirement – expenses charged:

	2006	2005
	N I S t h o u s a n d s

Current cost	337	2,794
Interest cost	132	567
Expected return on deposited assets	(103)	(600)

Employee rights upon retirement -
expenses charged	366	2,761

e:	Actuarial assumptions used in the calculation:

	Year ended December 31
	2006	2005
	%

Interest for discounting	3.60%	3.89%
Salary growth	4%	4%
Yield on the assets	3.00%	3.00%

Note 9	–	Commitments and Contingent Liabilities

a.	Commitments:

1.	On December 14, 2006, the Company signed an agreement with third parties for the rental and management of offices in Herzliya Pituah, from not later than May 1, 2007 (this dependent on construction of the offices) for a period of 5 years with an option for extension for an additional 10 years. Annual rental and management fees will total NIS 400 thousand, linked to the Consumer Price Index. To secure said payments the Company issued a non-recourse bank guarantee of NIS 98 thousand.

Until completion of the building work, the Company will continue to rent office space in Tel Aviv. Rental and management payments totaled NIS 280 thousand, during 2005 and 2006.

2.	Agreement with the “Company for Israel Ltd.” – see note 18b.

SCAILEX CORPORATION LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 9	–	Commitments and Contingent Liabilities (continued)

b.	Contingent liabilities:

1)	A claim against the Company in respect of years 1999-2000, with respect to the period prior to and upon the sale of the operations to Creo ( now part of Kodak), for commission payments or alternatively appropriate consideration regarding three projects. The claim was transferred to a mediation process under which it was offered that the Company and Creo will pay $125,000 to the claimant regarding said three projects. The mediation offer was not accepted by the parties and the claim was transferred to arbitration, which was recently completed. As of the date of this report each of the parties is required to submit summaries. According to the Company’s estimation, the exposure under this claim is approximately $50,000 and there if a full provision in the book to cover the this claim.

2)	The Company has few claims at various legal processes, the majority of which are old claims that, to the Company’s estimation, no material liabilities are expected for the settlement/removal of said contingent liabilities.

Note 10	–	Shareholders’ Equity

a.	Share capital:

1. The Company’s shares are traded on the US and quoted in the Over the Counter Bulletin Board (OTCBB), under the symbol SCIXF, and traded in the Tel Aviv Stock Exchange (“TASE”).

On December 31, 2006, the price of one Company share on the OTCBB and TASE was $7.95 and NIS 33.73, respectively.

2. The number of shares issued and outstanding – 43,467,388 shares as of December 31, 2006 and 2005 – includes 5,401,025 shares repurchased by the Company and held by it or by a trustee, as of December 31, 2006. These shares bear no voting rights or rights to cash dividends. After balance sheet date, the Company’s issued share capital was increased following an exercise of options by the Company’s senior office officeholders. After said exercise, the number of shares issued totals 43,579,388. See note 18c.

b.	Share incentive and stock option plans:

2001 and 2003 Plans

During December 2001, the Company’s shareholders approved the adoption of the Company’s 2001 Stock Option Plan (“2001 Plan”), designed primarily for employees and directors of the Company and its subsidiaries. During December 2003, the Company’s shareholders approved the adoption of the Company’s 2003 Share Option Plan (“2003 Plan”), designed for employees, directors and consultants of the Company who are Israeli residents, and also approved an increase in the aggregate number of shares reserved for issuance under the 2001 Plan from an initial 750,000 shares to 1,900,000 shares, with all said shares being available for issuance under either the 2001 Plan or the 2003 Plan. Options may be granted under the 2001 Plan until November 5, 2011 and under the 2003 Plan until November 23, 2013. Terms of the options granted under the plans, such as length of term, exercise price, vesting and dates of exercise, are determined by the board of directors. The maximum term of an option until expiry may not exceed 10 years. Each option can be exercised to purchase one share having the same rights as other ordinary shares of the Company.

SCAILEX CORPORATION LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 10 – Shareholders’ Equity (continued)

The 2003 Plan is subject to terms stipulated by Section 102 of the Income Tax Ordinance. Inter alia, these terms provide that the Company will be allowed to claim, as an expense for tax purposes, the amounts credited to the employees as a benefit in respect of shares or options granted under the plan. The amount allowed as an expense for tax purposes, at the time the employee exercises such benefit, is limited to the amount of the benefit that is liable to tax as employment income, by the employee; all subject to the restrictions specified in Section 102 of the Income Tax Ordinance.

On September 20, 2004, the Company’s board of directors decided to grant two senior employees of the Company, options under the 2003 Plan for the purchase of 168,000 Company shares at an exercise price of $3.70 per share. The fair value of one share on the date of grant was $4.11. The options will vest, pro-rata, over a period of three years, and will be available for exercise over a period of 10 years, up to September 20, 2014. An option that will not be exercised by said date will expire. The benefit on issue of options to employees is amortized over the vesting period, on an accelerated basis. The cost of the benefits totaled $34,000 and $83,000 and were charged to general and administrative expenses during 2005 and 2006, respectively.

On February 19, 2007, 112,000 options were exercised for the purchase of ordinary shares. See note 18c.

Options that were granted can be exercised for the purpose of purchasing shares as follows:

	December 31
	2006	2005
	NIS thousands

At balance sheet date	137,000	234,754
During the first year thereafter	56,000	56,000
During the second year thereafter		56,000

	193,000	346,754

See below additional details related to Options granted to employees:

	Year ended December 31
	2006		2005
	Number of Options	Weighted average exercise price	Number of Options	Weighted average exercise price
		$		$

Balance of options granted, beginning of year	346,754	6.91	519,922	8.09
Changes during the year:
Expired	(153,754)	9.71	(173,168)	10.46

Balance of options granted, end of year	193,000	4.68	346,754	6.91

Options available for exercise, end of year	137,000	5.08	234,754	8.44

Options available for future granting	1,732,000		1,732,000

SCAILEX CORPORATION LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 10	–	Shareholders’ Equity (continued)

Information on exercise prices and remaining contractual lives of outstanding options at period end:

Year ended December 31, 2006			Year ended December 31, 2005
Quantity of options outstanding, at period end	Range of exercise prices	Weighted average, remaining contractual life	Quantity of options outstanding, at period end	Range of exercise prices	Weighted average, remaining contractual life

168,000	3.70	7.72	168,000	3.7	8.7
			102,754	9.06	0.6
9,000	10.00	2.00	9,000	10.00	3.0
11,000	11.00 to 11.99	1.82	61,000	11.00 to 11.99	0.6
5,000	12.68	1.0	6,000	12.00 to 12.99	1.8

193,000		6.94	346,754		4.6

c.	Dividends:

Under the Companies Law, the amounts of shares which have been purchased and held by the Company or allotted to trustee (and presented as a separated item within the equity), should be deducted from the retained earnings available for distribution as dividends.

Note 11	–	Taxes on Income:

a.	The Company and its Israeli subsidiary:

1.	Measurement of results for tax purposes under Income Tax (Inflationary Adjustments) Law, 1985 (“Inflationary Adjustments Law”):

Under said law, results for tax purposes are measured in real terms, in accordance with changes in the Consumer Price Index, or, in accordance with changes in the exchange rate of the US Dollar for a “foreign investment company,” as defined by Law for the Encouragement of Capital Investments, 1959. The Company and its Israeli subsidiary elected to measure their results on the basis of changes the Consumer Price Index.

SCAILEX CORPORATION LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 11	–	Taxes on Income (continued)

2.	Tax rates:

Income of the Company and its Israeli subsidiary is taxed at the regular “companies tax” rate. During July 2004, Amendment No. 140 to the Income Tax Ordinance was passed. One of its provisions is that the regular companies tax rate is to be gradually reduced to 30%. During August 2005, another amendment (No. 147) was passed, which makes a further revision to the companies tax rates prescribed by Amendment No. 140. As a result of said amendments, the companies tax rates for 2005 and thereafter are as follows: 2005 – 34%, 2006 – 31%, 2007 – 29%, 2008 – 27%, 2009 – 26% and for 2010 and thereafter – 25%.

b.	Foreign subsidiaries:

The subsidiaries are taxed under the various tax laws of their home countries.

c.	Carry- forward tax losses and deductions

Carry-forward tax losses and deductions of the Company and its subsidiaries, including capital losses and losses from the sale of securities, totaled NIS 1,857 million as of December 31, 2006. Most carry-forward balances are available indefinitely.

The Company did not record deferred taxes asset in respect of these losses since it does not anticipate that these losses will be used in the foreseeable future.

d.	Deferred income taxes:

	December 31
	2006	2005
	NIS thousands

Deferred income tax assets:
Assets realizable within 12 months		5,800

Changes in deferred income tax assets:
Balance at the beginning	5,800	3,265
Sale of operation in a subsidiary		(227)
Charge to statement of operations	(5,637)	2,536
Currency translation	(163)	226

	-,-	5,800

e.	Income (loss) before taxes on income from continuing operation:

	Year ended December 31
	2006	2005
	NIS thousands

The company and its Israeli subsidiary	53,801	10,828
Non-Israeli subsidiaries	8,690	12,045

	62,491	22,873

SCAILEX CORPORATION LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 11	–	Taxes on Income (continued)

f.	Taxes on income included in the statements of operations – from continuing operation:

1.	As follows:

	Year ended December 31
	2006	2005
	NIS thousands

Current	1,057	1,289
Deferred, see d. above	5,637	(2,536)

	6,694	(1,247)

2.	Following is a reconciliation of the “theoretical tax” expense, assuming all income was taxable at the regular tax rate applicable to Israeli company and the actual tax expense charged to the statement of operations in the report year:

	Year ended December 31
	2006	2005
	NIS thousands

Income before taxes on income of the
Group, as reported in the statement of
operations	62,491	22,873

Theoretical tax expense (tax benefit) on
the above amount	19,372	7,777
Differences derived from different tax
rate of non-Israeli subsidiaries	348	120
Unused deferred income tax in a subsidiary	2,596
Exempt revenues	(3,698)	(1,238)
Use of carry forward losses of which
deferred taxes have not been recorded	15,018	(12,971)
Undeductible expenses	2,918	118
Differences derived from different tax rate
of non-Israeli subsidiaries	(29,860)	4,947

Taxes on income, as reported in the
consolidated statement of operations	6,694	(1,247)

SCAILEX CORPORATION LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 11	–	Taxes on Income (continued):

g.	Tax assessments:

1. The Company has received final tax assessments up to and including the 2002 tax year.

2. Following the filing of tax returns of the Company’s US subsidiaries (reported under SDP’s discontinued operations) for 1992 through 1996 (and receipt of certain refunds in respect thereof), the US Internal Revenue Service (IRS) started an audit of those years. Up to 2004, and further to an arrangement with the IRS, SDP paid $38 million in Federal taxes and $5.7 million in State taxes.

With the finalization of the 1992-1996 IRS audits, the Company filed a request for Federal tax refunds for 1994, 1995 and 1997, claiming a refund of $7.8 million. During 2005, the IRS audited 2003 the refund request. Further to management’s estimates that the likelihood of receiving the refund is strong; the Company recorded a Federal income tax receivable asset of $7.8 million under discontinued operations.

On July 14, 2006 a refund of $12.6 million was received from the IRS for said years. The difference of $4.8 million, between the amount provided for in the 2005 books and the actual receipt, was charged as income in the statement of operations, under discontinued operations.

After balance sheer date, on January 23, 2007 Scailex Vision and Scailex Vision International Ltd. (a wholly owned subsidiary of Scailex Vision) signed tax assessment agreements with the Israeli Tax Authorities, for taxation years up to and including 2005.

SCAILEX CORPORATION LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 12	–	Linkage bases balance sheet:

1.	The following table summarizes the Company linkage bases as at December 31, 2006 (In NIS in thousands):

	In or linked to USD	In or linked to other currencies	Linked to CPI	Unlinked	Total
	N I S t h o u s a n d s

Assets:
Current Assets:
Cash and cash equivalents	979,037			279	979,316
Available-for-sale and held-to-maturity
marketable securities	155,108				155,108
Other receivables			790	317	1,107
Current assets of discontinued operations	107,083	8,661		165	115,909
Non-Current Assets:
Available-for-sale and held-to-maturity
marketable securities	98,810				98,810
Severance pay - Funds				376	376

T o t a l assets	1,340,038	8,661	790	1,137	1,350,626

Liabilities:
Current Liabilities:
Payables	30			295	325
Other payables	938			3,237	4,175
Income taxes payable			4,457		4,457
Current liabilities related to discontinued
operations	19,484	101	66,466	63	86,114
Long-Term Liabilities:
Liability for employee rights upon
retirement				435	435

T o t a l liabilities	20,452	101	70,923	4,030	95,506

Total net balance sheet	1,319,586	8,560	(70,133)	(2,893)	1,255,120

SCAILEX CORPORATION LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 13	–	Supplementary Financial Statement Information

Balance sheets:

a.	Cash and cash equivalents:

Most of the Company’s cash balances which are not invested in US government bonds and foreign corporate bonds of high investment grade ratings, are held in daily deposits with US banks, at an average annual interest rate of 5% (during 2005 the daily deposits bore annual average interest rates of 3.2%).

b.	Financial assets – available-for-sale:

At year-end, the Company held NIS 61.8 million, invested in marketable securities in the US. All marketable securities are Dollar-denominated bonds of high credit ratings (over “A”).

The average return on bonds during the year was 5.34%.

	2006	2005
	NIS thousands

Balance, beginning of year	104,856	50,438
Additions	2,785	52,227
Disposals	(27,888)	(8,972)
Received dividend	(12,878)	(4,631)
Impairment	(2,946)	3,797
Revaluation, charged to capital	6,863	5,217
Exchange rate differences	(7,320)	6,780

Balance, end of year	63,472	104,856
Lees: non-current assets	(1,707)	(15,305)

Current assets	61,765	89,551

c.	Investments held until redemption:

To the end of 2006 the Company has NIS 190.4 million invested in traded US government bonds and agencies. The average maturity time of the held to maturity bonds was 12 month to the end of 2006. the average yield of the bonds at 2006 was 3.72%. See below the Held to maturity transactions in 2006.

	2006	2005
	NIS thousands

Balance, beginning of year	187,144	199,887
Additions	84,665	8,958
Disposals	(66,845)	(31,271)
Exchange rate differences	(14,518)	9,570

Balance, end of year	190,446	187,144
Lees: non-current assets	(97,103)	(136,741)

Current assets	93,343	50,403

Market value of the held to maturity bonds	188,947	187,131

SCAILEX CORPORATION LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 13	–	Supplementary Financial Statement Information (continued)

d.	Other receivable:

	2006	2005
	NIS thousands

Government institutions	1,107	813
Prepaid expenses	1,906	1,872

	3,013	2,685

e.	Other payables:

	2006	2005
	NIS thousands

Salaries and wages	1,354	2,483
Expenses payable	2,527	2,190
Other items	294	2,264

	4,175	6,937

f.	Financial income:

	Consolidated
	2006	2005
	NIS thousands

Interest income	59,940	19,913
Currency translation	1,858

Total	61,798	19,913

g.	Financial expenses:

	Consolidated
	2006	2005
	NIS thousands

Losses from a realization of marketable securities	758	378
Bank commissions	347	216
Other items	-	761

Total	1,105	1,355

h.	Other income:

1. Other incomes in 2006

During the first quarter of 2006 the Company recorded income of $1.8 million from dividends distributed by RealTimeImage Ltd. (“RTI”) following its sale in 2005. The investment in RTI is presented in the Company’s 2006 balance sheet under financial assets available-for-sale – non-current assets, while income is presented in the statement of operations under “other income.”

On the November 9, 2006, XMPie Inc., was sold to Xerox Corporation for $48 million. The Company’s share of the proceeds was $1.5 million, of which $1.3 million was received in December 2006. The balance is held in trust and will be paid after a number of contract conditions are complied with. The Company recognized a gain in the full amount, after writing off the revaluation reserve relating to this company in its statement of shareholders’ equity, in the amount of NIS 5.5 million.

SCAILEX CORPORATION LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 13	–	Supplementary Financial Statement Information (continued)

1. Other incomes in 2005

The other income derived mainly from dividend received form Dor Ventures capital ltd. in amount of NIS 3,665 thousands.

i.	Marketing, general and administrative expenses:

	Consolidated
	2006	2005
	NIS thousands

Salaries and benefits	4,059	5,404
Professional services	4,116	3,873
Directors salary and insurances	3,417	3,025
Rent	298	309
Donations	312	236
Other items	450	642

Total	12,652	13,489

j.	Company’s share of income of associated company:

On June 28, 2005, the Company sold its shares in Object Geometries Ltd. (“Object”) to several shareholders for $3 million. The Company recognized a gain on sale of NIS 13.2 million. Under the terms of sale, additional consideration will be paid to the Company if there will be an “exit” by the end of 2007.

Note 14	–	Earnings (Loss) Per Share

a.	Basic earnings per share:

The calculation of basis earnings (loss) per share is based on income (loss) attributed to the Company shareholders and the weighted average of shares outstanding, except for Company “treasury shares.”

	2006	2005

Continued operations:
Net income for the period from continued operations, NIS in thousands	55,797	24,120
Net income attributes to the minority, NIS in thousands	(1,768)

Net income attributes to the shareholders, NIS in thousands	54,029	24,120

Weighted average of number of shares, in thousands	38,066	38,066

Basic earnings per share attributes to shareholders, NIS	1.4	0.6

Discontinued operations:
Net income for the period from discontinued operations, NIS in thousands	58,954	497,889
Net income attributes to the minority, NIS in thousands	(10,808)	(98,893)

Net income attributes to the shareholders, NIS in thousands	48,146	398,996

Weighted average of number of shares, in thousands	38,066	38,066

Basic earnings per share attributes to shareholders, NIS	1.3	10.5

SCAILEX CORPORATION LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 14	–	Earnings (Loss) Per Share (continued)

b.	Diluted earnings per share:

For the diluted earnings per share, the number of ordinary shares will be the weighted average of the number of ordinary shares, that was calculated for the basic earning per share, and in addition, the weighted average of the number of ordinary shares that would have been issued as a result of the conversion of the potential diluting ordinary shares into ordinary shares. As to the options to the Company’s shares, the Company calculates the theoretical number of shares that could have been issued according to the average market value of the share, in consideration to the exercise price of the options. The balance between the number of issued ordinary shares and the number of the ordinary shares that could have been issued at average market value of the ordinary shares during the period is included as issuance of ordinary shares without consideration.

	2006	2005

Continued operations:
Net income for the period from continued operations
attributes to shareholders NIS in thousands	54,029	24,120
Less amounts in respect of the Company's share in the
income of associated Companies, NIS in thousands	(5,986)	(379,447)
The Company's share in the diluted income of associated
Companies, NIS in thousands	5,601	359,363
Diluted income attributes to the shareholders, NIS in
thousands	53,644	477,805
Weighted average of number of shares outstanding, in
thousands	38,066	38,066
Adjustments for shares from exercising of options,
thousands	90	68

Weighted average of number of shares for diluted
calculation purpose, in thousands	38,156	38,134

Diluted earnings per share attributes to shareholders, NIS	1.4	0.6

Discontinued operations:
Net income for the period from discontinued operations
attributes to shareholders NIS in thousands	48,146	398,996
Less amounts in respect of the Company's share in the
income of associated Companies, NIS in thousands	(23,724)	(379,447)
The Company's share in the diluted income of associated
Companies, NIS in thousands	24,945	359,363

Diluted income attributes to the shareholders, NIS in
thousands	49,367	378,912
Weighted average of number of shares outstanding, in
thousands	38,066	38,066
Adjustments for shares from exercising of options,
thousands	90	68

Weighted average of number of shares for diluted
calculation purpose, in thousands	38,156	38,134

Diluted earnings per share attributes to shareholders, NIS	1.3	9.9

SCAILEX CORPORATION LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 15	–	Cash flow disclosure:

	Year Ended December 31
	2006	2005
	N I S t h o u s a n d s

(a) Adjustments to reconcile net income from continuing operations
Net income for the period	114,751	522,009
Non cash income and expenses
Financial income included in the P&L	(11,371)	(9,613)
Company portion in equity of affiliate (includes capital gain
derived from its sale)		(13,731)
Depreciation	18	166
Impairment	2,946
Deferred stock compensation related to
options granted to employees	147	458
Payment to senior position worker by former controlling shareholder	1,158
Adjustments to reconcile of employee rights upon retirement	156	99
Deferred income taxes, net	5,615	(2,536)
Capital gain from dividend received from
available-for-sale securities	(8,022)
Gain from sale of available-for-sale
securities and bonds interests	(5,228)	(2,877)

	(14,581)	(28,034)

Changes in operating asset and liability items:
Decrease (increase) in other receivable	(613)	428
Increase (decrease) in accounts payable and
accruals	(53,894)	2,495

	(54,507)	2,923

Net cash flow derived for continuing operations	45,663	496,898

(b) Disposal of investment in subsidiaries
consolidated in previous years
Working capital (Excluding cash and cash
equivalents)	(3,086)
Fixed assets, net	303
Prepaid expenses	158
Accrued severance pay, net	(303)
Intangible assets, net	1,523

	(1,405)

SCAILEX CORPORATION LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 16	–	Separate financial reports for the Company (stand alone)

1.	Balance sheets

	December 31
	2006	2005
	NIS thousands

A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	869,830	65,607
Available-for-sale financial assets	61,765	22,964
Securities held-to-maturity	91,920	89,551
Other receivables	3,650	2,619

	1,027,165	180,741

INVESTMENTS AND OTHER NON-CURRENT ASSETS:
Available-for-sale financial assets	1,707	15,305
Securities held-to-maturity	96,655	36,525
Investment in companies on cost basis		820,936
Prepaid expenses		14
Funds in respect of employee rights upon retirement	376	295
Property and equipment, net of accumulated depreciation and amortization	51	37

	98,789	873,112

TOTAL ASSETS	1,125,954	1,053,853

SCAILEX CORPORATION LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 16	–	Separate financial reports for the Company (stand alone) (continued)

	December 31
	2006	2005
	NIS thousands

Liabilities and shareholders' equity
CURRENT LIABILITIES:
Accrued and other liabilities	4,166	5,464
Income taxes payable	2,552	49,220
Current liabilities related to discontinued operation	40,163

T o t a l current Liabilities	46,881	54,684

LONG-TERM LIABILITIES
Liability for employee rights upon retirement	435	336

Commitments and contingent liabilities

T o t a l Liabilities	47,316	55,020

SHAREHOLDERS' EQUITY:
Share capital	26,731	26,731
Capital surplus	1,201,367	1,190,527
Treasury shares	(139,148)	(139,148)
Currency translation	(23,698)	61,974
Accumulated other comprehensive income (loss)	1,098	7,756
Retained earnings	12,288	(149,007)

T o t a l shareholders' equity	1,078,638	998,833
T o t a l liabilities and shareholders' equity	1,125,954	1,053,853

SCAILEX CORPORATION LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 16	–	Separate financial reports for the Company (stand alone) (continued)

	Year ended December 31
	2006	2005
	Thousands NIS (except for income per share data)

FINANCIAL INCOME - net	41,254	88,982
OTHER INCOME - net	200,873
GENERAL AND ADMINISTRATIVE EXPENSES	(11,645)	(12,269)
FINANCIAL EXPENSES	(1,337)
OTHER EXPENSES	(80,319)	(31,395)

INCOME BEFORE TAXES ON INCOME	148,826	45,318
TAXES ON INCOME / (TAX BENEFIT)	(12,469)	830

NET INCOME FROM CONTINUING OPERATIONS	161,295	44,488

NET INCOME (LOSS) FROM DISCONTINUED OPERATION		2,683

NET INCOME FOR THE PERIOD	161,295	47,171

Net income per share
Basic	4.2	1.2
Dilutive	4.2	1.2

SCAILEX CORPORATION LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 16	–	Separate financial reports for the Company (stand alone) (continued)

Report of Changes in shareholders equity

	Share capital
	Shares	Sum	Capital surplus	Treasury shares	Currency translation	Accumulated other comprehensive income (loss)	Retained earning (Accumulate deficit)	Total share Holders Equity
	T h o u s a n d s N I S

BALANCE AT JANUARY 1, 2005	38,066,363	26,731	1,198,933	(139,148)		(1,844)	(196,178)	888,494
Changes during 2005:
Income for the period							47,171	47,171
Other comprehensive income net:
Available-for-sale securities						9,600		9,600
Currency translation					53,195			53,195

Total comprehensive Income								62,795
Deferred stock compensation related to options granted to
employees			373					373
Treasury shares

BALANCE AT DECEMBER 31 2005	38,066,363	26,731	1,199,306	(139,148)	53,195	7,756	(149,007)	998,833

Changes during 2006:
Income for the period							161,295	161,295
Other comprehensive income (loss), net
Available-for-sale securities						(6,658)		(6,658)
Currency translation					(76,137)			(76,137)

Total comperhansive income (loss)								(82,795)
Payment to senior position worker by former controling shareholder			1,158					1,158
Deferred stock compensation related to options granted to
employees			147					147
BALANCE AT DECEMBER 31, 2006	38,066,363	26,731	1,200,611	(139,148)	(22,942)	1,098	12,288	1,078,638

SCAILEX CORPORATION LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 16	–	Separate financial reports for the Company (stand alone) (continued)

Cash flow reports

	Year Ended December 31
	2006	2005
	N I S i n t h o u s a n d s

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the period	161,295	47,171
Adjustments to reconcile net income from continuing operations (a)	8,758	(49,870)

Net cash provided by operating activities	170,053	(2,699)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of available-for-sale and held-to-maturities securities	(204,491)	(59,447)
Acquisition of available-for-sale and held-to-maturity marketable
securities	85,169	31,271
Purchase of fixed assets	(31)	(49)
Investment (Cost)	(2,785)	(19,316)
Severance pay -Fund	(111)	(86)
Proceeds from Company sale (Cost)		13,458
Forfeiting of loan granted to company (Cost)	34,208
Dividend received from sale of available-for-sale securities	12,879
Dividend received from investment (Cost)	641,169
Revaluation of available-for-sale assets	(8,285)

Net cash provided by (used in) investing
activities	557,722	(34,169)

CASH FLOWS FROM FINANCING ACTIVITIES:
Conversion of convertible loan
Repayment of loans from related companies	135,710	44,859

Net cash used in financing activities	135,710	44,859

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	863,485	7,991
Currency translation cash and cash equivalents	(59,262)	3,973
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	65,607	53,643

CASH AND CASH EQUIVALENTS AT END OF YEAR	869,830	65,607

SCAILEX CORPORATION LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 16	–	Separate financial reports for the Company (stand alone) (continued)

	Year Ended December 31
	2006	2005
	N I S t h o u s a n d s

Adjustments to reconcile net income from continuing operations
Non cash income and expenses
Depreciation and amortizations	13	13
Payment to senior position worker by former controlling shareholder	1,158
Impairment	37,516	(502)
Interest from loan granted to related Companies	(15,469)	(5,864)
Deferred stock compensation related to
options granted to employees	204	(8,407)
Adjustments to reconcile of employee rights upon retirement	134	103
Revaluation of convertible loans		(79,132)
Losses derived from selling of related company (Cost)		29,157
Interest income related to held-to-maturity securities	1,191	3,481

	24,747	(61,151)

Changes in operating asset and liability items:
Decrease (increase) in other receivable	(1,319)	506
Increase (decrease) in accounts payable and accruals	(14,670)	10,775

	(15,989)	11,281

	8,758	(49,870)

SCAILEX CORPORATION LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 17	–	Controlling Shareholders and Interested Parties

In July 2006 the Company’s main shareholders, Discount Investments Corporation Ltd. (DIC) and Clal Industries and Investment Ltd. (CII) entered into an agreement for the sale of the entire holdings of CII (24.85%) and DIC (24.54%) in the Company to Israel Petrochemical Enterprise Ltd.

During February 2007, Petrochemicals purchased 312,000 ordinary shares of the Company and thus increased its shareholdings to more than 50% of the Company’s issued share capital.

Details regarding

	2006	2005
	N I S t h o u s a n d s

CEO	* 2,040	1,389
CFO	* 643	1,302
Chairman of the board of directors	** 548

	3,231	2,691

* These amounts include one time payment of NIS 1,072 thousands and NIS 86 thousands received by the CEO and the CFO respectively, directly from the former Company control shareholder after the transition of the control in the Company to the a new shareholder.

Note 18	–	Subsequent Events

a.	On January 4, 2007, Jemtex signed an investment agreement with a third party, and as a result, the Company received $1 million (plus interest) as a repayment vis-a-vis forfeiting of the remain loans as agreed in the selling of the controlling stakes in Jemtez, see note 1b’3on account of a loan, . In addition, a number of conditions included in the sale agreement that was signed with Jemtex’s management were amended, as follows: the Company waived most of its veto rights that it received under Jemtex’s Articles of Association; its rights to receive information from Jemtex were reduced; it agreed that the protection given it to maintain its holdings of 15% of capital (fully diluted) would be valid until August 2009, and afterwards its share to receive at least $3 million from the assets available for distribution in accordance with the agreement will be partially maintained vis-a-vis the managers. The Company received an option to invest $3 million in Jemtex’s shares at a company value (“before the money”) of $20 million, valid until August 3, 2009 (inclusive).

b.	Bazan purchase

On January 8, 2007, the Company and a foreign company formed Petroleum Capital Holdings Ltd., (PCH) (80.1 % held by the Company and 19.9% held by the foreign company) for the purchase of Oil Refineries Ltd. (Bazan) shares through a sales offer proposed by the State of Israel.

In the framework of the agreement with the foreign partner in PCH, reciprocal options to the Company and the foreign company to purchase the other party’s portion under certain terms as set forth in the agreement between the parties.

SCAILEX CORPORATION LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 18	–	Subsequent Events (continued)

On February 18, 2007, the Company and PCH (“Scailex Group”) signed a binding memorandum of agreement with Israel Corporation Ltd. (IC)., whereby PCH and IC would submit a joint offer, under the sales offer, (State of Israel prospectus) for the sale of 56% of Bazan’s shares (44% were sold a few days before hand to institutional investors).

On February 20, 2007, the Company received a notice of acceptance that requests by PCH and IC were accepted, and that they were awarded 46% of Bazan’s share capital. In accordance with the memorandum of agreement, PCH held 9.2% of Bazan’s issued share capital, and IC held 36.8% of Bazan’s issued share capital. The share purchase was made at a company value of NIS 6.6 billion (a per share value of NIS 3.3).

During February and March 2007, PCH and IC purchased additional shares of Bazan on the TASE. As consideration for the shares purchased, PCH paid NIS 142.8 million (an average price of NIS 2.96 per share).

As a result of said purchases, IC and Scailex (through PCH) jointly hold 51.36% issued shares of Bazan,of which PCH holdings increased to 11.61% of the issued share capital of the Bazan and IC holdings increased to 39.75% of the issued share capital of the Bazan. Notwithstanding, until and subject to receiving the regulatory approvals, the rights in Bazan are limited as set forth below.

As of the date of approval of the Company’s financial statements, said holdings will not be binding for the exercise of rights at Bazan on the basis of shares purchased, including vis-a-vis any dividend, appointment of directors or officeholders and regarding the right to vote at the general meetings of shareholders of Bazan. According to law, until approval by the Supervisor, a purchaser will abstain from exercising any of his rights attached to any shares, including the right to appoint directors, the right to vote at general meetings and the right to participate in the profits of the entity.

In addition, in accordance with the provisions of the governmental companies’ decree (declaration on vital interests in the Oil Refineries Ltd.)(2007)(hereinafter: “the Interests Decree”), if a person holds control in Bazan or control means in the rates that require approval under the Interests Decree (24% and up), the person should report to Bazan and to submit an application to ministers (Treasury Minister and the Prime Minister) to the approval of its holdings within 48 hours (hereinafter: “the Application”)/ Following the acquisition of the holdings in Bazan, PCH submitted appropriate Application, and as of to date, the approval have not be received.

As long as the approval is not received for control or holding of means of control in the rates that required approval (24% and up), as the case may be, there is no power to exercising of rights of the purchased shares, as said above.

c.	During February 2007, two officeholders of the Company exercised 112,000 options at an option price of $3.70 per option, in accordance with the option contract. As a result of the exercise, 112,000 shares were issued and added to the Company’s issued share capital. On the day of exercise, Petrochemical Plants Ltd. purchased, through a wholly owned subsidiary, said shares from the officeholders.

d.	At the end of December 2006, the Company submitted a request to the Court to reduce Scilex Vision’s share capital by $20 million. On January 29, 2007, Scailex Vision received Court approval, and on February 5 distributed $20 million in cash to its shareholders. The Company received $14.3 million from said distribution.

e.	On March 20, 2007, the Audit Committee and the Board approved the engagement of the Company in a management agreement with Globecom Investments Ltd, (hereinafter – Globecom), a private company under the control of Mr. Eran Schwartz, according to which Globecom will render services by Mr. Eran Schwartz, as active chairman of the Company beginning on the commencement of his incumbency in July 2006, and subject to the approval of the shareholders at an extraordinary general meeting of the Company expected to take place on April 30, 2007 (hereinafter – the Management Agreement).

According to the management agreement, the scope of services will be determined in accordance with actual needs of the Company, and monthly aggregate cost to be paid by the Company for the services will be 100,900NIS (one hundred thousand nine hundred), linked to the customer prices index. In addition, Globecom is entitled to receive car, phone cell phone and the grossing up of the tax in respect thereof. In addition, Globecom and Schwartz will receive exculpation, indemnification and insurance under similar terms of other office holders in the company. In addition, commencing on 2007, Globecom will be entitled every year to an annual bonus in accordance with the financial results of the Company with respect the that year, in an amount as decided by the audit committee and the board of the Company every year after the release of the annual financial reports of the Company (hereinafter: the “Annual Bonus”). In any event, the annual bonus will not exceed an equal to 2% of the annual total profit before tax in accordance with the Company’s annual financial reports.

The general meeting that was convened for approving the terms of the Management Agreement is expected to take place on April 30, 2007.